Exhibit 99.1

Brenmiller’s Project Pipeline Expands to 49 Projects Representing Over $500 Million in Potential Value in 12 Industries Across 13 Countries

●	Contract proposals and negotiations with some of the world’s largest companies, including Fortune 100s, demonstrate Brenmiller’s robust capability to provide thermal energy storage solutions for energy-intensive and power-producing industries

●	Need for on-demand access to around-the-clock renewable heat, combined with global climate policies are driving industry interest in Brenmiller’s bGen™ ZERO thermal energy storage technology

●	U.S., Spain, Hungary, Israel, and India represent largest geographic share of pipeline projects

Rosh Ha’ayin, Israel, May 17, 2024 – Brenmiller Energy Ltd. (“Brenmiller”, “Brenmiller Energy” or the “Company”) (Nasdaq: BNRG), the most experienced thermal energy storage (“TES”) developer worldwide, today reported substantial growth in its project pipeline which has reached a record level for the Company. As of May 1, 2024, Brenmiller has a project pipeline of 49 potential contracts in various stages of development for its bGen™ ZERO TES systems valued at over $500 million and representing more than 6,000 MWh of zero-emission heat.

Brenmiller is advancing potential projects in 12 industries. Food and beverage, consumer goods, energy, chemicals, and pharmaceuticals represent the largest share across 13 countries including the U.S., Spain, Hungary, Israel, and India.

Approximately two-thirds of the pipeline projects are equipment sales and one-third will be delivered through an Energy-as-a-Service model. Nearly all Brenmiller’s pipeline projects convert renewable electricity into process heat.

Brenmiller’s bGen™ TES technology replaces the need for fossil fuel boilers at industrial and power plants, which contribute to nearly one-quarter of all global emissions. It uses crushed rocks to store low-cost electricity from renewable or other sustainable sources and dispatches steam, hot water or hot air according to customers’ needs. Brenmiller’s TES technology is modular and highly configurable and provides heavy-emitting and mission-critical customers with scalable access to zero-emission heat while ensuring 24/7 operational reliability.

“The nearly fifty active project proposals, offers and negotiations our team has going with some of the largest and most innovative industrials and energy companies is great for business, but it’s even better for the planet: It reflects both our customers’ confidence in our ability to deliver and shifting attitudes toward decarbonization market-wide,” stated Brenmiller’s Chairman and CEO, Avi Brenmiller. “Several of these projects are in advanced stages of negotiations and we anticipate that two to four of them may advance into binding, revenue-generating contracts in the coming quarters.”

About bGen™

bGen™, Brenmiller’s TES system, converts electricity into heat to power sustainable industrial processes at a price that is competitive with natural gas. The bGen™ charges by capturing low-cost electricity from renewables or the grid and stores it in crushed rocks. It then discharges steam, hot water or hot air on demand according to customer requirements. The bGen™ also supports the development of utility-scale renewables by providing critical flexibility and grid-balancing capabilities. bGen™ was named among TIME’s Best Inventions of 2023 in the Green Energy category.

About Brenmiller Energy Ltd.

Brenmiller Energy helps energy-intensive industries and power producers end their reliance on fossil fuel boilers. Brenmiller’s patented bGen™ thermal battery is a modular and scalable energy storage system that turns renewable electricity into zero-emission heat. It charges using low-cost renewable electricity and discharges a continuous supply of heat on demand and according to its customers’ needs. The most experienced thermal battery developer on the market, Brenmiller operates the world’s only gigafactory for thermal battery production and is trusted by leading multinational energy companies. For more information visit the company’s website at https://bren-energy.com/ and follow the company on X (formerly Twitter) and LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements in this press release when it discusses: the Company’s project pipeline of 49 potential contracts in various stages of development for its bGen™ ZERO TES systems; such potential projects can potentially be valued at over $500 million and representing more than 6,000 MWh of energy; the Company is advancing potential projects in 12 industries, with food and beverage, consumer goods, energy, chemicals and pharmaceuticals representing the largest share across 13 countries including the U.S., Spain, Hungary, Israel and India; that nearly fifty active project proposals, offers, and negotiations with some of the largest and most innovative industrial and energy companies demonstrate the need for the Company’s TES solution and customers’ confidence in the Company’s ability to deliver; and that the Company anticipates that between two to four of the potential projects may advance into binding, revenue generating contracts over the coming quarters. . Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to: the Company’s planned level of revenues and capital expenditures; risks associated with the adequacy of existing cash resources; the demand for and market acceptance of our products; impact of competitive products and prices; product development, commercialization or technological difficulties; the success or failure of negotiations; trade, legal, social and economic risks; and political, economic and military instability in the Middle East, specifically in Israel. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 18, 2024, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Media Contact:

Tori Bentkover

brenmillerenergy@antennagroup.com